Eduardo Gallardo Direct: +1 212.351.3847 Fax: +1 212.351.5245 EGallardo@gibsondunn.com

May 15, 2018

Via EDGAR and Email

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             SJW Group
PREC14A filed May 2, 2018
DFAN14A filed May 2, 2018
DFAN14A filed May 11, 2018
Filed by California Water Service Group
File No. 001-08966

Dear Ms. Chalk:

On behalf of our client, California Water Service Group (“California Water”), set forth below is California Water’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter dated May 11, 2018 (the “Comment Letter”), with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) and related Rule 14a-12 filings. Filed concurrently herewith is Amendment No. 1 to California Water’s Schedule 14A (the “Amended Schedule 14A”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14A.

California Water’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

General

1.              We note your statement that your proposal would be “economically superior” to the proposed CTWS Merger for SJW stockholders; however, it is not clear how you are measuring such economic superiority, given that you cannot know with certainty what value might accrue to SJW shareholders if the CTWS merger is consummated. Please revise to clarify the basis for this statement or remove such statements.

Response:

In response to the Staff’s comment, the Schedule 14A will be revised to include the following language on pages 1 to 2 of the Amended Schedule 14A:

“Measuring the economic value of the Proposed CTWS Merger is difficult given that we cannot know with certainty what value, if any, might accrue to SJW shareholders if the transaction is consummated.  However, we believe the California Water Acquisition Proposal is economically superior because:

•                  As a threshold matter our all-cash $68.25 per share proposal is higher than the high-end of the range of implied stand-alone equity values per SJW share resulting from the discount cash flow analysis conducted by SJW’s own financial advisor in connection with the approval of the CTWS transaction. Such range, as set forth in the SJW/CTWS Proxy Statement, was $40.75 to $62.00 (rounded to the nearest $0.25).(1)

•                  In our view SJW has not provided any concrete quantified and properly supported evidence of the additive value to be created for SJW shareholders in combining SJW and CTWS, such that in concluding that the California Water Acquisition Proposal is economically superior we do not assign any quantifiable value to such SJW Board expectations.

•                  In particular, the summary of SJW’s financial advisor’s opinion does not include any analysis of the pro forma valuation of SJW following the Proposed CTWS Merger, and whether such valuation would be higher or lower than the standalone valuation of SJW.

•                  The SJW/CTWS Proxy Statement cites as reasons for the Proposed CTWS Merger the increased pro forma enterprise value of the combined company (based on the arithmetic addition of the enterprise value of both companies pre-transaction) and an expectation that the transaction will result “in mid-to-high single-digit accretion on an earnings per share basis to both companies by the second full year,” among other reasons.(2) However, absent any more detailed information

(1)         See page 79 of the SJW/CTWS Proxy Statement.

(2)         See the information under the heading “SJW’s Reasons for the Merger; Recommendation of the SJW Board of Directors” in the SJW/CTWS Proxy Statement.

around such accretion expectations and, more importantly, the specific assumptions on which they are based, we believe SJW shareholders should substantially discount such expectations.

•                  Any value that SJW expects to create from its transaction with CTWS, if any, is speculative in nature.  Among other things, SJW has acknowledged in the SJW/CTWS Proxy Statement:

•                  the challenges inherent in combining the businesses, operations and workforces of two businesses of the size, geographic diversity and complexity of SJW and CTWS, including the potential for (i) unforeseen difficulties in integrating operations and systems, (ii) the possible distraction of management’s attention for an extended period of time and (iii) difficulties in assimilating employees;

•                  the risk that the transaction and subsequent integration of the two businesses may preclude other business development opportunities;

•                  the risk of losing key CTWS or SJW employees during the pendency of the merger and thereafter;

•                  the substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of SJW and CTWS and the refinancing costs, transaction fees, expenses and other payments that will or may arise from the merger;

•                  the risk that governmental entities may impose undesirable conditions on SJW and/or CTWS prior to approving the merger that may adversely impact the combined company; and

•                  the potential of negative regulatory outcomes in Connecticut, Maine, California and Texas following the merger.

As such, expectations of value creation, if any, would have to be in our view meaningfully risk-adjusted by SJW stockholders.

•                  Although the matter subject to approval by SJW’s stockholders is the issuance of additional shares to CTWS (not the receipt of additional consideration), we note that if the Proposed CTWS Merger is completed SJW stockholders will retain their SJW Shares and receive no premium, while paying CTWS shareholders a premium of 18% (based on the relative closing price of SJW and CTWS shares on the last trading day prior to the announcement of the Proposed CTWS Merger).”

2.                                      We also note your statement that, “if the Proposed CTWS Merger is completed, the SJW stockholders will retain their SJW Shares and receive no premium, while paying CTWS shareholders a premium of 18% . . . .” Given that the matter subject to approval by SJW’s stockholders is the issuance of additional shares to CTWS—not the receipt of additional consideration—these statements are inappropriate without acknowledging as much.

Response:

In response to the Staff’s comment, the Schedule 14A will be revised to include the following language on page 2 of the Amended Schedule 14A:

“Although the matter subject to approval by SJW’s stockholders is the issuance of additional shares to CTWS (not the receipt of additional consideration), we note that if the Proposed CTWS Merger is completed SJW stockholders will retain their SJW Shares and receive no premium, while paying CTWS shareholders a premium of 18% (based on the relative closing price of SJW and CTWS shares on the last trading day prior to the announcement of the Proposed CTWS Merger).”

3.                                      Where you assert the risks to the combined entity of operating in a different regulatory environment 3,000 miles away, please balance the disclosure by noting that SJW’s current CEO Eric Thornburg previously ran CTWS and, therefore, is presumably familiar with both regulatory environments at this point and certainly with the regulatory environment in which CTWS operates.

Response:

In response to the Staff’s comment, the Schedule 14A will be revised to include the following language on pages 3 to 4 of the Amended Schedule 14A:

“SJW’s current CEO, Eric Thornburg, previously ran CTWS and, therefore, is familiar with the regulatory environment in which CTWS operates, and based on his seven-month tenure as SJW’s CEO he is presumably now becoming familiar with San Jose, but in our view still has limited exposure to the California regulatory environment and rule setting as prescribed by the California Public Utilities Commission. And we do not believe he has relevant experience running and managing the risks and complexities of both systems simultaneously.”

4.                                      On page 1 and elsewhere in the proxy statement where you use similar language, clarify what you mean by the reference to “timely.”

Response:

In response to the Staff’s comment, the Schedule 14A will be revised to include the following language on page 4 of the Amended Schedule 14A:

“We believe that regulators in these two states have no formal relationships with SJW given SJW’s lack of operations in either state, which could delay the receipt of requisite approvals in one or both jurisdictions beyond calendar year 2018.”

In addition, the Schedule 14A will be revised to include the following language on page 7 of the Amended Schedule 14A:

“Completion of the acquisition of SJW by California Water would be subject to the following regulatory approvals, which we believe we can obtain within eight months following submission of the requisite applications…:”

5.                                      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

If the Proposed CTWS Merger is completed, SJW stockholders would “be forced to wait for uncertain economic benefits that would not fully accrue until the long term” (in supporting this belief, modify this assertion to define what you mean by the “long term” in this context and to explain the basis for your belief that the combination of SJW and CTWS would not immediately represent an economic benefit to SJW shareholders);

Response:

In response to the Staff’s comment, the Schedule 14A will be revised to include the following language on pages 3 to 4 of the Amended Schedule 14A:

•                  “If the Proposed CTWS Merger is completed, SJW stockholders would be forced to bear the substantial execution risks associated with operating two separate businesses located 3,000 miles apart in different regulatory environments. In that regard:

•                  We note the following disclosure included on page 33 of the SJW/CTWS Proxy Statement:

“The [Proposed CTWS Merger] involves the combination of two companies that currently operate as independent public companies. The success of the merger will depend, in large part,

on the ability of the combined company to realize the anticipated benefits from combining the businesses of SJW and CTWS. To realize these anticipated benefits, the businesses of SJW and CTWS must be successfully integrated. This integration will be complex and time consuming. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined company not fully achieving the anticipated benefits of the merger. Potential difficulties the combined company may encounter as part of the integration process include the following:

•                  the inability to successfully combine the businesses of SJW and CTWS in a manner that permits the combined company to achieve the full benefits expected to result from the elimination of duplicative public company and other related costs expected as a result of the merger;

•                  complexities associated with managing the combined businesses, including the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•                  coordinating geographically separated organizations, systems and facilities;

•                  addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•                  integrating the workforces of the two companies while maintaining focus on providing consistent, high quality customer service;

•                  potential unknown liabilities and unforeseen increased or new expenses, delays or regulatory conditions associated with the merger;

•                  diversion of the attention of each company’s management;

•                  failure to perform by third-party service providers who provide key services for the combined company; and

•                  the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in operations, services, standards, controls, procedures and policies, any of which could adversely affect each company’s ability to maintain relationships with customers, vendors, employees and other constituencies or SJW’s and CTWS’s ability to achieve the anticipated benefits of the merger, or which could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company.”

•                  We are not aware of any member of SJW or CTWS senior management having experience of concurrently managing water utility systems in California and New England. SJW’s current CEO, Eric Thornburg, previously ran CTWS and, therefore, is familiar with the regulatory environment in which CTWS operates, and based on his seven-month tenure as SJW’s CEO he is presumably now becoming familiar with San Jose, but in our view still has limited exposure to the California regulatory environment and rule setting as prescribed by the California Public Utilities Commission. And we do not believe he has relevant experience running and managing the risks and complexities of both systems simultaneously.”

•                  The Board and CEO of the post-merger entity “are largely unfamiliar with the San Jose community and unique challenges of running a California-based water utility,” and that 6 out of 12 directors for the new SJW/CTWS Board would come from CTWS, considering our understanding that, immediately following the merger, 7 of the 12 board members will be selected by SJW Group (Mr. Thornburg is currently employed by SJW despite the fact that he was formerly associated with CTWS);

Response:

In response to the Staff’s comment, the Schedule 14A will be revised to include the following language on page 4 of the Amended Schedule 14A:

•                  “Following completion of the Proposed CTWS Merger, SJW would be led by a CEO and Board half of which in our view is largely unfamiliar with the San Jose community and the unique challenges of running a California-based water utility. Five out of 12 directors for the new SJW/CTWS Board would come from CTWS, and CTWS appoints the lead independent director. A sixth member of the new SJW/CTWS Board, Eric Thornburg, who will also be CEO of the combined company, ran CTWS for more than 11 years, until last September 2017. We do not believe that Mr. Thornburg’s less-than-a-year tenure as CEO of SJW is long enough to equip him with the level of familiarity and depth of experience in the State of California ideal to run a California-based water utility.”

•                  Your belief that “regulators in [Connecticut and Maine] have no formal relationships with SJW given SJW’s lack of operations in either state” (see our comment above regarding Mr. Thornburg’s prior relationship with CTWS);

Response:

We respectfully submit to the Staff that Mr. Thornburg’s prior role as CEO of CTWS does not affect the fact that SJW, as a holding company headquartered in California, has not to our knowledge ever operated in the States of Connecticut or Maine. As such, we would not expect Mr. Thornburg’s tenure at CTWS to be materially meaningful, if at all, to the review process to be undertaken by Connecticut or Maine regulators.

•                  “We are confident in our ability to finance this transaction . . . ;” and

Response:

In response to the Staff’s comment, the Schedule 14A will be revised to include the following language on page 8 of the Amended Schedule 14A:

“Transaction Financing

California Water anticipates that the sources of funds necessary to finance the consummation of the acquisition of SJW and to pay fees, commissions and expenses in connection therewith would be comprised of borrowings by California Water under a new $1.55 billion bridge loan facility (the “Bridge Financing”) that may be refinanced with a combination of (i) new debt financing, including the issuance by California Water of senior notes, other debt securities pursuant to a public offering or Rule 144A or other private placement or loans (the “Debt Financing”), (ii) equity or equity linked securities of California Water issued to new public or private investors (the “Equity Financing”) and/or (iii) available balance sheet cash on hand.

On April 2, 2018, California Water’s financial advisor, Morgan Stanley & Co. LLC (“MS&Co.”), delivered to California Water a letter expressing that as of that date MS&Co. was highly confident of its ability to arrange and underwrite up to $1.55 billion of the Bridge Financing for the SJW acquisition, including through its affiliates or joint venture partners (the “Highly Confident Letter”). A copy of such letter was delivered to SJW’s Board with our April 4, 2018 proposal.

The Highly Confident Letter was not intended to be and should not be construed as a commitment by MS&Co. to, when delivered or in the future, provide, arrange, underwrite, purchase or place all or any portion of the Bridge Financing, the Debt Financing or the Equity Financing, or confer any benefits upon, or create any rights in favor of, any person or entity and may not be relied upon by any person or entity, and MS&Co. expressed no view as to its willingness to hold any portion of the Bridge Financing, the Debt Financing or the Equity Financing. Please be advised that, while such view may change subsequent to the date of the date of the Highly Confident Letter, MS&Co. does not have any obligation to inform California Water of any change in such view or to withdraw or reaffirm such view in the Highly Confident Letter.”

•                  The acquisition by California Water of SJW would require regulatory approvals “which we believe we can timely obtain” (provide support and also explain what you mean by “timely” in this context).

Response:

In response to the Staff’s comment, the Schedule 14A will be revised to include the following language on page 7 of the Amended Schedule 14A:

“Completion of the acquisition of SJW by California Water would be subject to the following regulatory approvals, which we believe we can obtain within eight months following submission of the requisite applications based on our review of relevant regulatory requirements with the assistance of outside counsel:”

Solicitation of Proxies, page 15

6.                                      State the total amount estimated to be spent and the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

Response:

We respectfully submit to the Staff that Item 4(b)(4) by its terms applies only to solicitations subject to Rule 14a-12(c). Rule 14a-12(c), in turn, applies to solicitations “by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders.”  None of the proposals to be voted on at the SJW special meeting relate to such election or removal, so that in our view Item 4(b)(4) is inapplicable to the California Water solicitation.

Schedule II, page II-1

7.                                      In this section you purport to disclose the security ownership of SJW principal stockholders and management, but your disclosure appears incomplete. In this regard, we note that you do not disclose ownership of deferred stock awards or restricted stock units covering shares of SJW’s common stock. Please amend to provide complete disclosure, or remove references to any incomplete disclosure regarding beneficial ownership.

Response:

In response to the Staff’s comment, the Schedule 14A will be revised to include the following language on page II-3 of the Amended Schedule 14A:

“In addition to the ownership of the shares reported in the above table, as of February 5, 2018, the following directors, nominees to the SJW Board and named executive officers held deferred stock awards and restricted stock units covering shares of SJW’s common stock as follows:

Name	Number of Shares*
Directors and Nominees for Directors:
Katharine Armstrong	1,155	(1)
Walter J. Bishop	1,155	(1)
Douglas R. King	10,449	(1)(2)
Gregory P. Landis	1,155	(1)
Debra C. Man	1,155	(1)
Daniel B. More	1,155	(1)
George E. Moss	1,155	(1)
W. Richard Roth, Chairman of the Board	113,196	(3)
Eric W. Thornburg, President and Chief Executive Officer	26,976	(4)
Robert A. Van Valer	3,860	(1)(2)
Executive Officers not listed above:
Andrew R. Gere, President and Chief Operating Officer of SJWC	5,349	(4)
Palle L. Jensen, Executive Vice President of SJWC	4,817	(4)
James P. Lynch, Chief Financial Officer and Treasurer	5,431	(4)
Suzy Papazian, General Counsel and Corporate Secretary	4,657	(4)

*                                         The shares reported in this table are not deemed to be beneficially owned by the individuals listed above under applicable SEC rules and regulations.

(1)                                 Includes shares of common stock underlying restricted stock units awarded to the non-employee SJW Board members under SJW’s Long-Term Incentive Plan. The restricted stock units vest in full upon the non-employee director’s continuation in board service through the day immediately preceding the date of the following annual stockholder meeting. The units will vest in full, and the underlying shares will become immediately issuable should such non-employee director cease SJW Board service by reason of death or permanent disability prior to such vesting date.

(2)                                 Includes shares of SJW’s common stock underlying deferred stock awards which will be issued in one or more installments following the individual’s cessation of SJW Board service.

(3)                                 The 113,196 shares of SJW’s common stock are issuable pursuant to deferred stock awards. The shares will be issued in accordance with the applicable issuance schedule in effect for those shares.

(4)                                 The shares of SJW’s common stock issuable pursuant to these restricted stock unit awards are subject to various performance-vesting and service-vesting schedule requirements. The shares that actually vest under those awards will be issued in accordance with the applicable issuance schedule in effect for those shares.

For further information concerning such restricted stock unit and deferred stock awards, please see the following sections of SJW’s last annual meeting proxy statement: “Compensation of Directors” and “Executive Compensation and Related Information-Summary Compensation Table and Grants of Plan-Based Awards.”

DFAN14A Filed May 2, 2018

8.                                      Please confirm your understanding that any soliciting material published, sent, or given to security holders must be filed with the Commission no later than the date the material is first published, sent, or given to security holders. In this regard, we note that your press release dated April 26, 2018 was not filed with the Commission until May 2, 2018. Refer to Rule 14a-12(b).

Response:

On behalf of California Water, we hereby confirm our understanding that any soliciting material published, sent or given to security holders must be filed with the Commission no later than the date the material is first published, sent, or given to security holders. We respectfully note that the April 26, 2018 press release was initially issued at a time when California Water was not soliciting SJW shareholders with respect to the Special Meeting. Such solicitation activities only commenced on May 2, 2018 — the date that California Water filed its preliminary proxy statement and issued a press release announcing its intent to solicit proxies for the Special Meeting. The April 26, 2018 press release was promptly filed on May 2, 2018 when its content was first used for solicitation purposes.

9.                                      See our comment above. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

•                  “California water offers a clear path to completing the transaction in a timely manner (emphasis added);”

Response:

On a supplemental basis, we advise the Staff that:

•                  As noted above, California Water has received the Highly Confident Letter.

•                  Completion of the acquisition of SJW by California Water would be subject to  regulatory approvals, which California Water in consultation with external counsel believes it can obtain within eight months following submission of the requisite applications.

•                  California Water has indicated in its proposals to SJW that it would be prepared to enter into a merger agreement with SJW on terms consistent with those of the CTWS Merger Agreement, adjusted to reflect the all-cash nature of the California Water Proposal.

•                  California Water believes it can complete diligence within two weeks concurrent with negotiating a definitive agreement and preparing any required regulatory filings.

•                  The SJW Board has engaged in a “continuing and emerging pattern of governance practices that hurt their stockholders, employees, customers, and local communities;”

Response:

On a supplemental basis, we advise the Staff that :

•                  SJW failed to engage with California Water, when on September 28, 2017, California Water submitted a proposal to the SJW Board of Directors to acquire 100% of the issued and outstanding shares of SJW for a 25% to 30% premium to SJW’s then-current share price in cash and/or California Water common shares, at the election of SJW stockholders. SJW rejected the offer on October 16, 2017.

•                  Again, SJW failed to engage with California Water, when on April 4, 2018, California Water made a second offer to acquire all of the issued and outstanding shares of SJW in an all-cash transaction at a price of $68.25 per share, representing a 28% premium over SJW’s closing stock price on that date.  Moreover, SJW did not communicate its rejection of California Water’s offer for 12 days after the SJW Board voted to reject the offer, when on April 25, 2018, concurrent with the filing of the SJW/CTWS Joint Proxy Statement, SJW delivered to California Water a private letter communicating the SJW Board’s April 13, 2018 determination to reject California Water’s proposal.

•                  SJW failed to disclose the above offers, as well as other offers it received (which it revealed to California Water in its October rejection) to its stockholders in the SJW/CTWS Joint Proxy Statement.

•                  In the SJW/CTWS Joint Proxy Statement, SJW elected to mention our proposal in the “Recent Developments” Section rather than the “Background of the Merger” Section, in which Eversource’s interactions with CTWS are described.  SJW has provided no explanation or justification for this disparate treatment that may be confusing to SJW stockholders.

•                  SJW issued a Press Release on May 2, 2018 that contends that California Water is focused on creating cost savings through expected workforce reductions, estimating that up to 30% of SJW employees would be terminated in the event of an acquisition by California Water.  This assumption is demonstrably false.  SJW also issued an open letter from non-represented employees, filed with the Commission on May 8, 2018, making the false implication that the 100 SJW employees not covered by union representation should expect their jobs to be eliminated.  California Water stated in an email to all of its employees, which was filed with the SEC pursuant to Rule 14a-12, “There will be NO employee lay-offs below the executive level at either company as a result of this combination.”(3)  Moreover, since SJW has refused to engage in any substantive dialogue with California Water, it has no basis for asserting whether, or the degree to which, any employee lay-offs would occur as a result of California Water’s proposal.

(3)         All Employee Email from California Water CEO to its employees, filed by the Company with the SEC as soliciting material under Rule 14a-12 on May 2, 2018.

The raw speculation of lay-offs is clearly designed to serve as a scare tactic, as SJW lacks any basis to assert views on California Water’s plans, especially when California Water has made statements to the contrary.

•                  You will “ensure that SJW stockholders have all the facts and resources necessary to determine the best path forward for SJW. California Water is communicating closely with employees, customers and local communities...;”

Response:

We respectfully submit to the Staff that this is just a statement from California Water committing to continue a dialogue with stockholders and other constituencies.

•                  The “SJW all-stock merger with Connecticut Water is clearly inferior for SJW stockholders (emphasis added);”

Response:

We refer the Staff to our response to Comment 1 above.

•                  You are “widely recognized as one of the industry’s leading employers...;”

Response:

On a supplemental basis, we advise the Staff that:

•                  California Water received a Great Place to Work award by the Great Place to Work Institute.

•                  California Water was named a Top Bay Area Workplace by the Bay Area News Group for six consecutive years.

•                  California Water’s commitment to safety was recognized by the American Water Works Association Larry C. Larson Award for Safety in 2017.

•                  California Water received the NAWC Management Innovation Award for a program that utilizes GPS technology and GIS to enhance its water-use efficiency efforts.

•                  “[C]ustomers would receive benefits from cost savings and better service...” and “meaningful cost savings to be shared with customers;”

Response:

On a supplemental basis, we advise the Staff that California Water expects to derive synergies from combined economies of scale and purchasing power that will enable California Water to continue to invest efficiently in infrastructure, as well as elimination of redundant public company costs and operating efficiencies.  Further due diligence is needed to quantify these amounts. California Water plans to split the synergies with ratepayers and stockholders.

•                  “[M]eaningful synergies [are] expected,” and you expect the proposal to “be accretive to earnings;” and

Response:

On a supplemental basis, we advise the Staff that:

•                  California Water expects to derive synergies from combined economies of scale and purchasing power that will enable California Water to continue to invest efficiently in infrastructure, as well as elimination of redundant public company costs and operating efficiencies.  Further due diligence is needed to quantify these amounts.

•                  With respect to accretion, California Water and its financial advisor have conducted preliminary pro forma analysis using the financial projections disclosed by SJW in the SJW/CTWS Proxy Statement, together with California Water’s internal forecast, preliminary estimate of synergies and preliminary financing plan.  This analysis supports California Water’s view that an acquisition of SJW at the price proposed would be accretive to earnings.

You have “intimate familiarity with SJW and its operations.”

Response:

On a supplemental basis, we advise the Staff that California Water already serves about 400,000 residents of the Bay Area and it has adjoining service areas with SJW, such that members of management and employees of California Water are very familiar with SJW’s operations from ordinary course of business.  In addition, as disclosed in the Schedule 14A, California Water has for decades explored the possibility of a business combination with SJW, such that it has conducted continuous review of SJW’s business and operations.

10.                               We note your disclosures in your Proposal presentation slides related to your offer summary. Please refrain from implying that your offer is certain, considering your proposal is non-binding and subject to numerous regulatory approvals. For example, you discuss the benefits of the proposal in present terms. Refer to Exchange Act Rule 14a-9.

Response:

On behalf of California Water, we hereby acknowledge the Staff’s comment.

DFAN14A filed May 11, 2018

11.                               See our comment above. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Further, please refrain from implying that SJW has made an untrue statement, as opposed to stating its views that certain facts support certain determinations. In this regard, we note your statements that:

•                  “SJW’s Board of Directors is continuing to resort to fear-mongering and hyperbole, while ignoring the facts, to pressure its stockholders into accepting an inferior no-premium transaction;”

•                  “SJW failed to disclose [a] highly material fact (emphasis added)” and “continues to hide it from its stockholders;” and

•                  “It’s time for SJW’s Board to stop making baseless assertions (emphasis added)” and is continuing with a “misinformation campaign.”

Response:

We respectfully submit for the Staff’s consideration that, as noted in our correspondence to the Staff dated May 7, 2018, SJW has failed to disclose to its stockholders that last September 2017, California Water made an offer to acquire SJW for either cash or stock, which we believe is highly material to stockholders, particularly as SJW has recently turned to attack the all-cash nature of California Water’s proposal. In addition, we refer the Staff to our letters dated May 3, 2018 and May 7, 2018 that highlight some of the statements that SJW has made publicly that are factually incorrect, such as a claim that California Water was planning to lay off 30% of SJW’s employees post transaction. But, on behalf of California Water, we hereby acknowledge the Staff’s comment.

*****

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:                                James Moloney

Gibson, Dunn & Crutcher LLP

Paul Townsley

California Water Service Group